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www.torys.com
Mile T. Kurta mkurta@torys.com
P. 212.880.6363

March 3, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Timothy Levenberg

  Daniel Morris

Re:	Brookfield Infrastructure Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form F-3

Filed January 29, 2025

File No. 333-278738

Dear Ladies and Gentlemen:

On behalf of Brookfield Infrastructure Corporation (the “Company” or “New BIPC”), as successor issuer to Brookfield Infrastructure Holdings Corporation (formerly Brookfield Infrastructure Corporation) (“Old BIPC”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 25, 2025, with respect to Post-Effective Amendment No. 1 (the “Post-Effective Amendment No. 1”), filed with the Commission by the Company and Brookfield Infrastructure Partners L.P. (“BIP”) on January 29, 2025, to the Registration Statement of Old BIPC and BIP on Form F-3 (File No. 333-278738) declared effective by the Commission on June 5, 2024 (the “Registration Statement”). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in Post-Effective Amendment No. 1.

Post-Effective Amendment No. 1 to Registration Statement on Form F-3

General

1.

Please provide us with your analysis as to the application of Rule 413 and Rule 414 of the Securities Act, including whether you are registering additional securities. In this regard, for example, it appears that you are now seeking, in part, to register the resale of unissued exchangeable shares issuable upon exchange of the newly created Class A.2 shares.

The Company acknowledges the Staff’s comment and we provide below our analysis with respect to the application of Rule 414 and Rule 413 of the Securities Act:

Rule 414

Rule 414 states in relevant part that “[i]f any issuer… has been succeeded by an issuer …. for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer…” provided that (a) immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities; (b) the succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer; (c) the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act; and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

We believe the Company meets the requirements of Rule 414 in connection with the filing of Post-Effective Amendment No. 1 for the following reasons:

•

The creation of New BIPC, as successor to Old BIPC, was done in connection with the changing of its form of organization, whereby New BIPC would become the new public parent of Old BIPC, with Old BIPC becoming a consolidated subsidiary of New BIPC. The transaction was effected primarily to address certain anticipated changes in Canadian tax rules that would result in additional costs to Old BIPC, as further described in the circular mailed to Old BIPC shareholders in connection with the shareholder meeting approving the succession transaction, which was held on December 3, 2024.

•	New BIPC only had nominal assets and liabilities immediately prior to such succession transaction.

•

The succession was effected by a plan of arrangement under the Business Corporations Act (British Columbia), pursuant to which New BIPC became the new parent company of Old BIPC and thereafter consolidated, and continues to consolidate, Old BIPC; and the consolidated assets and financial results of New BIPC after the succession transaction were the same as the consolidated assets and financial results of Old BIPC. We further note that, from an Old BIPC shareholder perspective (other than subsidiaries of Brookfield Corporation that acquire Class A.2 shares in the transaction), the was no material difference in the operations or capital structure of New BIPC when compared to Old BIPC. The primary of purpose of New BIPC remains the same as that of Old BIPC: to serve as an alternative investment vehicle for investors who prefer to own an interest in BIP’s operations through a corporate entity structure rather than a limited partnership structure. Therefore, the New BIPC exchangeable shares, similar to the Old BIPC exchangeable shares, were structured to be the economic equivalent of a limited partnership unit of BIP and are exchangeable, and derive their value from, the BIP limited partnership units. There was no change in dividend policy of New BIPC, and after the succession transaction New BIPC continues to pay the same dividends, both in terms of amount and frequency, as BIP distributes on its limited partnership units. There was no change in management at New BIPC compared to Old BIPC. In short, there was not any material change in the nature of an investor’s investment in New BIPC compared to Old BIPC, and the succession transaction did not alter the nature of the business currently conducted by BIP or Old BIPC or any of their respective underlying assets and holdings.[1]

•

While the succession was not approved at a meeting of Old BIPC shareholders for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act because Old BIPC was exempt from such requirements as it was a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, we believe that Old BIPC substantially complied with this requirement because the transaction was voted on pursuant to the applicable Canadian law counterpart of the proxy process. Old BIPC shareholders were sent a meeting circular containing information substantially similar to that required in a proxy statement complying with the requirements of Regulation 14A. We note that the Staff has previously granted relief to permit a foreign private issuer undertaking a similar plan of arrangement as Old BIPC (and therefore not subject to the requirements of Regulation 14A) to rely on Rule 414 (see Shire Pharmaceuticals Group Plc and Shite Group Plc no-action letter (available November 17, 2005); and Reuters Holdings PLC and Reuters Group PLC no-action letter (available February 17, 1998)). We are of the view that the rationale for such treatment provided in such no-action letters also is applicable here and is consistent with other foreign private issuers that have relied on Rule 414 after having undergone a succession that was not subject to the requirements of Regulation 14A. [2]

•

New BIPC (along with BIP) filed Post-Effective Amendment No. 1, with New BIPC adopting the Registration Statement as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the Registration Statement from being misleading in any material respect.[3]

[1]

We further advise the Staff that we had had informal discussions with the Staff in August and September of 2024 concerning the Rule 12g-3 succession matters as well as Form F-3 eligibility matters concerning the transaction. While the Company did not seek no-action relief, on the basis of such discussions, we were comfortable to proceed on the basis that New BIPC would be deemed a successor issuer for Rule 12g-3 purposes and eligible to file a Form F-3.

[2]

We further note there have been a number of foreign private issuers that have relied on Rule 414 following successions that were effected pursuant to transactions that were not subject to Regulation 14A, including the post-effective amendments filed pursuant to Rule 414 by: Atlas Corp (filed on February 28, 2020); Frontline Ltd. (filed on January 5, 2023); and Altamira Therapeutics Ltd. (filed on April 11, 2019).

[3]

While we note that BIP is also a registrant and did not similarly undergo a succession, we do not feel this is relevant to the Rule 414 analysis as the Registration Statement (as amended by Post-Effective Amendment No. 1) is primarily a shelf for the primary issuance of New BIPC exchangeable shares and nothing with respect to BIP has changed as a result of the succession transaction.

For the reasons cited above, we believe the Company has complied with the requirements of Rule 414 with respect to the filing of Post-Effective Amendment No. 1.

Rule 413

Rule 413 provides in relevant part that, except in connection with an automatic shelf registration statement, the registration of additional securities may only be effected through a separate registration statement relating to the additional securities (and not a post-effective amendment).

We respectfully advise the Staff that New BIPC is not registering additional securities and instead is only registering the exchangeable shares of New BIPC, as successor to Old BIPC, to replace the Old BIPC exchangeable shares registered in the original Registration Statement to give effect to the succession transaction. To date, no securities have been issued under the Registration Statement.

The original Registration Statement registered (i) up to $1 billion of Old BIPC exchangeable shares that may be issued from time to time and (ii) up to 13,012,789 Old BIPC exchangeable shares that may be resold by certain selling securityholders from time to time (including the underlying BIP limited partnership units that may be exercised upon exchange of such Old BIPC exchangeable shares). The Registration Statement, as amended by Post-Effective Amendment No. 1 pursuant to Rule 414, continues to register up to $1 billion of exchangeable shares of New BIPC, as successor to Old BIPC (including the underlying BIP limited partnership units that may be exercised upon exchange of such Old BIPC exchangeable shares), that may be issued from time to time.

The Registration Statement, as amended by Post-Effective Amendment No. 1, also continues to register the resale, from time to time, of up to 13,012,789 New BIPC exchangeable shares that may be resold by the same selling securityholders from the original Registration Statement. The only difference is that pursuant to the succession transaction, the selling securityholders hold 13,012,789 Class A.2 shares; such Class A.2 shares were issued to the selling securityholders in exchange for the Old BIPC exchangeable shares held by such holders prior to the succession transaction. The Class A.2 shares held by such selling shareholders are exchangeable into exchangeable shares of New BIPC on a one-for-one basis. Therefore, the Registration Statement, as amended by Post-Effective Amendment No. 1, registers the same number of exchangeable shares of New BIPC, as successor to Old BIPC, that would be issued by New BIPC to such selling securityholders upon an exchange of Class A.2 shares acquired by them in connection with the arrangement whereby New BIPC became the successor to Old BIPC.

The fact that the Registration Statement registers the exchangeable shares of New BIPC that may be resold by the selling shareholders upon exchange of Class A.2 shares, rather than exchangeable shares of New BIPC that are directly held by such selling securityholders, should not change the analysis for purposes of Rule 413. The Registration Statement, as amended by Post-Effective Amendment No. 1, still registers the same number of shares that may be resold by the selling securityholders as could have been resold under the original Registration Statement. And the Registration Statement, as amended by Post-Effective Amendment No. 1, registers the successor’s issuers shares (the New BIPC exchangeable shares) in lieu of the predecessor’s shares (the Old BIPC exchangeable shares). Therefore, the registration of the New BIPC exchangeable shares that may be resold by the selling shareholders should not be view as a registration of additional securities within the meaning of Rule 413 as it relates to the same transaction because, for purposes of Rule 414, the New BIPC exchangeable shares that may be resold by the selling shareholders under the Registration Statement, as amended by Post-Effective Amendment No. 1, are the same securities as the Old BIPC exchangeable shares that could have been resold by the selling shareholders under the Registration Statement prior to the arrangement. 4

2.

Pursuant to Rule 12g-3(f) you were required to file a Form 8-K (or its equivalent) indicating the paragraph of Rule 12g-3 you were relying upon in connection with the arrangement. We note your Form 6-K filed on December 27, 2024. Please note that upon the filing of such form, a new file number is generated for the successor company, and you should not continue to use the predecessor’s file number. Refer to Question 150.01 of the Compliance and Disclosure Interpretations for the Exchange Act Rules. Please advise.

The Company acknowledges the Staff’s comment and advises the Staff that upon filing its Form 6-K on December 27, 2024 under EDGAR submission type Form 8-K12B, pursuant to Rule 12g-3(f), the Company did not receive a new commission file number. The Company plans to file a Form 6-K/A under EDGAR submission type Form 8-K12G3 which, based on our discussion with our financial printer, should create a new commission filing number for the successor company, after which the Company will use such new commission filing number in future filings.

[4]

We note for the Staff that New BIPC, as successor to Old BIPC, would qualify as a well-known seasoned issuer and could have filed and automatic shelf registration statement via post-effective amendment to register a different class of securities than those previously registered on an automatic shelf registration statement. The original Registration Statement was not filed as an automatic shelf registration statement because BIP, a limited partnership, was a co-registrant given the fact that the exchangeable shares of Old BIPC were exchangeable into limited partnership units of BIP thereby making BIP an “ineligible issuer” pursuant to clause (1)(iii) of such definition (because the BIP limited partnership units issuance upon exchange of an exchangeable share of New BIPC would not be pursuant to a firm commitment underwriting). Under Rule 413(b)(1) for a well-known seasoned issuer, securities of a class different that those that are registered under the effective automatic shelf registration statement (such as the case of Post-Effective Amendment No. 1) could have been registered via a post-effective amendment to such automatic shelf registration statement.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 880-6363 or Chris Bornhorst at (212) 880-6047.

Very Truly Yours,

By:	/s/ Mile Kurta
Mile Kurta Torys LLP

cc:	David Krant, Brookfield Infrastructure Corporation

Chris Bornhorst, Torys LLP

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